EXHIBIT 99.1

RISK FACTORS

Risks Related to the Merger

The Exchange Ratio is fixed and will not be adjusted in the event of any change in the stock prices of either Tesla or SolarCity.

Upon closing of the Merger, each share of SolarCity Common Stock will be converted into the right to receive 0.110 shares of Tesla Common Stock with cash paid in lieu of fractional shares. This Exchange Ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either Tesla Common Stock or SolarCity Common Stock. Because the Exchange Ratio is fixed, changes in the price of Tesla Common Stock prior to the Merger will affect the value of the merger consideration that SolarCity stockholders will receive on the date of the Merger. In addition, Tesla will issue an amount of shares of Tesla Common Stock in the Merger based on the number of shares of SolarCity Common Stock outstanding as of the effective time of the Merger, and the amount of shares of Tesla Common Stock issued in the Merger will not change based on the price of the shares of Tesla Common Stock or SolarCity Common Stock as of the date of the Merger or their relative price, or any changes in their price or relative price prior to the Merger.

Stock price changes may result from a variety of factors (many of which are beyond our control), including the following:

•	changes in our respective businesses, operations and prospects;
•	changes in market assessments of the business, operations, and prospects of either company;
•	investor behavior and strategies, including market assessments of the likelihood that the Merger will be completed;
•	interest rates, general market and economic conditions and other factors generally affecting the price of Tesla’s and SolarCity’s common stock; and
•	federal, state, and local legislation, governmental regulation, and legal developments in the jurisdictions in which SolarCity and Tesla operate.

The price of Tesla Common Stock at the closing of the Merger may vary from its price on the date the Merger Agreement was executed, on the date of this joint proxy statement/prospectus, and/or on the dates of the special meetings of Tesla and SolarCity. As a result, the market value represented by the Exchange Ratio will also vary. For example, based on the range of closing prices of Tesla Common Stock during the period from June 21, 2016, the last full trading day before Tesla’s public announcement of its intent to acquire SolarCity, through October 10, 2016, the latest practicable date before the date of this joint proxy statement/prospectus, the Exchange Ratio represented a market value ranging from a low of $21.96 to a high of $22.46 for each share of SolarCity Common Stock.

The ability of Tesla and SolarCity to complete the Merger is subject to a number of conditions, including the absence of antitrust challenges from governmental entities, which may impose conditions that could have an adverse effect on Tesla or SolarCity or could delay or cause us to abandon the Merger.

Notification and Report Forms required by the HSR Act were filed with the DOJ and the FTC on August 15, 2016. The FTC granted early termination of the applicable HSR Act waiting period to the parties on August 24, 2016. The DOJ, the FTC and others, however, may still challenge the Merger on antitrust grounds at any time before or after the completion of the Merger, any of the DOJ, the FTC or another person could take action under the antitrust laws as it deems necessary or desirable in the public interest, including without limitation seeking to enjoin the consummation of the Merger, conditionally approve the Merger upon the divestiture of assets of Tesla or SolarCity, subject the consummation of the Merger to regulatory conditions or seek other remedies. We cannot assure you that a challenge to the Merger will not be made or that, if a challenge is made, it will not succeed. The Merger Agreement may be terminated in accordance with its terms, and the Merger may not be completed.

Completion of the Merger is subject to a number of other conditions that must be fulfilled, including, among others, the conditions that (i) the Tesla Merger and Share Issuance Proposal be approved by (a) the affirmative vote of the holders of a majority of the total votes of shares of Tesla Common Stock cast in person or by proxy at the special meeting to approve the Tesla Share Issuance pursuant to the NASDAQ Market Rules and (b) the affirmative vote of the holders of a majority of the shares of Tesla Common Stock cast in person or by proxy at the Tesla Special Meeting that are not owned, directly or indirectly, by the Excluded Tesla Parties, pursuant to the terms of the Merger Agreement; (ii) the SolarCity Merger Proposal be approved by (a) the affirmative vote of the holders of a majority of the outstanding shares of SolarCity Common Stock entitled to vote in person or by proxy at the special meeting pursuant to Delaware law and (b) the affirmative vote of the holders of a majority of the shares of SolarCity Common Stock cast in person or by proxy at the SolarCity Special Meeting that are not owned, directly or indirectly, by the Excluded SolarCity Parties, pursuant to the terms of the Merger Agreement; (iii) the absence of certain continuing defaults or mandatory prepayment events under SolarCity’s indebtedness; and (iv) SolarCity having a specified level of accounts payable. These conditions may not be fulfilled, and if this occurs, the Merger may not be completed. In addition, if the Merger is not completed by April 30, 2017, either Tesla or SolarCity may choose not to proceed with the Merger, and the parties can mutually decide to terminate the Merger Agreement at any time prior to the consummation of the Merger, before or after stockholder approval. In addition, Tesla or SolarCity may elect to terminate the Merger Agreement in certain other circumstances. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 129 and “The Merger Agreement—Termination of the Merger Agreement” on beginning on page 131 for a fuller description of these circumstances.

Any delay in completing the Merger may reduce or eliminate the expected benefits from the transaction.

The Merger is subject to a number of conditions beyond Tesla’s and SolarCity’s control that may prevent, delay or otherwise materially adversely affect its completion. Tesla and SolarCity cannot predict whether and when these other conditions will be satisfied. There can be no assurance that either Tesla or SolarCity or both parties will waive any condition to closing that is not satisfied. Furthermore, the requirements for obtaining the required clearances and approvals and the time required to satisfy any other conditions to the closing could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause Tesla not to realize some or all of the benefits that it expects to achieve if the Merger is successfully completed within its expected timeframe. See the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 129.

Failure to complete the Merger could negatively impact the stock prices and the future business and financial results of Tesla and SolarCity.

If the Merger is not completed, the ongoing businesses of Tesla or SolarCity may be adversely affected and Tesla and SolarCity will be subject to several risks, including the following:

•

being required, under certain circumstances, to pay a termination fee of $78.2 million, in the case of a payment by Tesla to SolarCity, and $78.2 million or $26.1 million, in the case of a payment by SolarCity to Tesla (see “The Merger Agreement—Expenses and Termination Fees” beginning on page 132);

•	having to pay certain costs relating to the proposed Merger, such as legal, accounting, financial advisor, filing, printing and mailing fees;
•

under the Merger Agreement, each of Tesla and SolarCity being subject to certain restrictions on the conduct of its business, which may adversely affect its ability to execute certain business strategies; and

•	the focus of management of each of the companies on the Merger instead of on pursuing other opportunities that may be beneficial to each company.

If the Merger does not occur, Tesla and SolarCity may incur these costs without realizing any of the benefits of the Merger being completed. In addition, if the Merger is not completed, Tesla and/or SolarCity may experience negative reactions from the financial markets and from their respective customers and employees. Tesla and/or SolarCity could also be subject to litigation related to any failure to complete the Merger or to enforcement proceedings commenced against Tesla or SolarCity to perform their respective obligations under the Merger Agreement. If the Merger is not completed, Tesla and SolarCity cannot assure their respective stockholders that these risks will not materialize or will not materially affect the business, financial results and stock prices of SolarCity or Tesla.

The Merger Agreement contains provisions that could discourage a potential competing acquiror or could result in any competing proposal being offered at a lower price than it might otherwise be.

The Merger Agreement contains “no shop” provisions that, after the expiration of the “go-shop” period, which concluded on September 14, 2016, with no parties qualifying as Excluded Parties, subject to limited exceptions, restrict SolarCity’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of SolarCity. Further, even if the SolarCity Board withdraws or modifies its recommendation of the SolarCity Merger Proposal, it will still be required to submit the matter to a vote of the SolarCity stockholders at the SolarCity Special Meeting unless the Merger Agreement is terminated in accordance with its terms. In addition, Tesla generally has an opportunity to offer to modify the terms of the Merger and the Merger Agreement in response to any competing Acquisition Proposals that may be made before the SolarCity Board may withdraw or modify its recommendation. In some circumstances, upon termination of the Merger Agreement, one of the parties may be required to pay a termination fee to the other party. Tesla is subject to similar “no shop provisions” with respect to competing third-party proposals to acquire all or a significant part of Tesla. For additional information, see the sections entitled “The Merger Agreement—SolarCity Go-Shop” beginning on page 126, “—No Solicitation of Alternative Proposals” beginning on page 126, “—Termination Rights in Response to a Superior Proposal; Changes in Board Recommendations” beginning on page 128 and “—Termination of the Merger Agreement” beginning on page 131.

These provisions could discourage a potential competing acquiror from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the Merger, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

Tesla’s Amended and Restated Bylaws provide that a state court within the State of Delaware will be the sole and exclusive forum for substantially all disputes between Tesla and its stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with Tesla or its current or former directors, officers or employees.

Tesla’s Amended and Restated Bylaws (“Tesla’s Bylaws”) provide that unless Tesla consents in writing to the selection of an alternative forum, a state court within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Tesla, any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee of Tesla to Tesla or its stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or Tesla’s Amended and Restated Certificate of Incorporation (“Tesla’s Charter”) or Tesla’s Bylaws, any action asserting a claim governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined by Section 115 of the Delaware General Corporation Law (the “DGCL”). The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Tesla or its current or former directors, officers or other employees, which may discourage such lawsuits against Tesla and its current or former directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in Tesla’s Charter to be inapplicable or unenforceable in an action, Tesla may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

SolarCity’s Amended and Restated Bylaws, as amended to date, provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between SolarCity and its stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with SolarCity or its current or former directors, officers or employees.

SolarCity’s Amended and Restated Bylaws, as amended to date (“SolarCity’s Bylaws”), provide that unless SolarCity consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) (or, if no state court located within the State of Delaware has jurisdiction, any state or federal court located within the State of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of SolarCity, any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer, employee or agent of SolarCity to SolarCity or its stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or SolarCity’s Amended and Restated Certificate of Incorporation (“SolarCity’s Charter”) or SolarCity’s Bylaws, or any action asserting a claim governed by the internal affairs doctrine. SolarCity’s Bylaws further provide that any acquiror of SolarCity’s capital stock is deemed to have notice of and consented to (i) this provision, (ii) the personal jurisdiction of the Delaware Court of Chancery (or any state or federal court located within the State of Delaware, as applicable), and (iii) having service of process made upon such stockholder. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with SolarCity or its current or former directors, officers, employees or agents, which may discourage such lawsuits against SolarCity and its current or former directors, officers, employees or agents. Alternatively, if a court were to find the choice of forum provision contained in SolarCity’s Charter to be inapplicable or unenforceable in an action, SolarCity may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

The Merger will involve substantial costs.

Tesla and SolarCity have incurred and expect to continue to incur substantial costs and expenses relating directly to the Merger and the Tesla Share Issuance, including debt refinancing costs, fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. If the Merger is not completed, Tesla and SolarCity will have incurred substantial expenses for which no ultimate benefit will have been received by either company.

The pendency of the Merger and related uncertainty could adversely affect the relationships of Tesla and SolarCity with employees, customers, commercial partners, financing parties and other third parties.

Uncertainty about the effect of the Merger on employees, customers, commercial partners and other third parties may have an adverse effect on SolarCity and Tesla. These uncertainties may cause customers, suppliers commercial partners, financing parties and others that deal with SolarCity or Tesla to seek to change, delay or defer decisions with respect to existing or future business relationships. Retention, hiring and motivation of certain current and prospective employees by SolarCity or Tesla may be challenging while the Merger is pending, as they may experience uncertainty about their future roles with SolarCity or Tesla. If key employees, customers, commercial partners, financing parties and other third parties terminate or change, or seek to terminate or change, their existing relationships with SolarCity or Tesla, SolarCity’s business or Tesla’s business, and the Combined Company’s business as a result, could be harmed.

The consummation of the Merger may permit counterparties to other agreements to terminate those agreements.

SolarCity is party to certain agreements that give the counterparties to such agreements, including investors and commercial partners, certain rights, including notice, consent and other rights in connection with “change of control” transactions or otherwise, that may give rise to a default by SolarCity under the agreements or a right by the counterparty to terminate the agreement. Under certain of these agreements, the Merger may constitute a “change of control” or otherwise give rise to consent or termination rights and, therefore, the counterparties may assert their rights in connection with the Merger and claim a default of the agreement by SolarCity and/or terminate the agreements, which may adversely affect business and operations of Tesla and the value of Tesla’s common stock following the Merger.

The fairness opinions obtained by the Tesla Board and the SolarCity Special Committee from their respective financial advisors will not be updated to reflect changes in circumstances between signing the Merger Agreement and the completion of the Merger.

Neither the Tesla Board nor the SolarCity Special Committee has obtained an updated fairness opinion as of the date of this joint proxy statement/prospectus from Evercore, Tesla’s financial advisor, or Lazard, the SolarCity Special Committee’s financial advisor. Changes in the operations and prospects of Tesla or SolarCity, general market and economic conditions, and other factors that may be beyond the control of Tesla and SolarCity and on which the fairness opinions were based, may alter the value of Tesla or SolarCity or the price of shares of Tesla or SolarCity Common Stock by the time the Merger is completed.

The fairness opinions do not speak as of the time the Merger will be completed or as of any date other than the dates of such opinions. Neither Tesla nor SolarCity anticipates asking their respective financial advisors to update their fairness opinions. The fairness opinions of Evercore and Lazard are included as Annexes C and D, respectively, to this joint proxy statement/prospectus. For a description of the fairness opinions that the Tesla Board received from its financial advisor and a summary of the material financial analyses it provided to the Tesla Board in connection with rendering such opinions, see the section entitled “The Merger—Opinion of Tesla’s Financial Advisor” beginning on page 74. For a description of the opinion that the SolarCity Special Committee received from its financial advisor and a summary of the material financial analyses such financial advisor provided to the SolarCity Special Committee in connection with rendering such opinion, see the section entitled “The Merger—Opinion of the Financial Advisor to the SolarCity Special Committee” beginning on page 88.

For a description of the factors considered by the Tesla Board in determining to approve the Merger and the Tesla Share Issuance, see the section entitled “The Merger—Tesla’s Reasons for the Merger and Tesla Share Issuance; Recommendation of the Tesla Board of Directors” beginning on page 70. For a description of the factors considered by the SolarCity Board in determining to approve the Merger Agreement and the Merger, see the section entitled “The Merger—SolarCity’s Reasons for the Merger; Recommendation of the SolarCity Special Committee and Board of Directors” beginning on page 83.

Certain directors and executive officers of Tesla and SolarCity have interests in the Merger that may be different from, or in addition to, the interests of Tesla’s stockholders and SolarCity’s stockholders generally.

Certain executive officers of Tesla and SolarCity participated in the negotiation of the terms of the Merger Agreement. The Tesla Board, with two directors recusing themselves, approved the Merger Agreement and the Tesla Share Issuance and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Tesla Share Issuance, are advisable and in the best interests of Tesla and its stockholders. The Special Committee and the SolarCity Board, upon the recommendation of the Special Committee approved the Merger Agreement and determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of SolarCity and its stockholders. In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware that certain of Tesla’s directors and executive officers and certain of SolarCity’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Tesla’s or SolarCity’s stockholders. For example, some Tesla directors and executive officers own shares in SolarCity and serve on the SolarCity Board, and some SolarCity directors own shares of Tesla and serve on the Tesla Board. See the sections entitled “Stock Ownership of Certain Beneficial Owners and Management/Directors of Tesla” beginning on page 172 and “The Merger—Interests of Tesla’s Directors and Executive Officers in the Merger” beginning on page 106 and “Stock Ownership of Certain Beneficial Owners and Management/Directors of SolarCity” beginning on page 175 and “The Merger—Interests of SolarCity’s Directors and Executive Officers in the Merger” beginning on page 108.

SolarCity stockholders will not be entitled to dissenters’ or appraisal rights in the Merger.

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from an extraordinary transaction, such as a Merger, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the Merger or consolidation, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)-(c).

Because SolarCity Common Stock is listed on NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date, and because the Merger otherwise satisfies the foregoing requirements, holders of SolarCity Common Stock will not be entitled to dissenters’ or appraisal rights in the Merger with respect to their shares of SolarCity Common Stock.

Pending litigation against Tesla could result in an injunction preventing the completion of the Merger or a judgment resulting in the payment of damages.

Between September 1, 2016 and October 5, 2016, seven lawsuits were filed in the Court of Chancery of the State of Delaware by purported stockholders of Tesla challenging the Merger. These lawsuits are captioned as City of Riviera Beach Police Pension Fund v. Elon Musk, et al., C.A, No. 12711-VCS; Ellen Prasinos v. Elon Musk, et al., C.A. No. 12723-VCS; Arkansas Teacher Retirement System, et al. v. Elon Musk, et al., C.A. No. 12740-VCS; and P. Evan Stephens v. Elon Musk, et al., C.A. No. 1275-VCS; Pyare Diwana v. Elon Musk, et al., C.A. No. 12796-VCS; Nguyen v. Elon Musk, et al., C.A. No. 12808-VCS; and Wolf v. Elon Musk, et al., C.A. No. 12805-VCS (collectively, the “Actions”), naming as defendants the Tesla Board, and certain of the Actions also name as defendants Merger Sub, SolarCity, and certain members of the SolarCity Board, Evercore, and The Goldman Sachs Group, Inc. Other potential plaintiffs may also file additional lawsuits challenging the proposed Merger. The outcome of any such litigation is uncertain.

If any Action is not resolved, the lawsuit(s) could prevent or delay completion of the Merger and result in substantial costs to Tesla and SolarCity, including any costs associated with the indemnification of its respective directors and officers. One condition to closing the Merger is the absence of any law, order, judgment or other legal restraint by a court or other governmental entity that prevents, makes illegal or prohibits the closing of the Merger. If any lawsuit is filed challenging the Merger and is successful in obtaining an injunction preventing the parties to the Merger Agreement from consummating the Merger, such injunction may delay or prevent the Merger. As such, if plaintiffs are successful in obtaining an injunction prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, then such injunction may prevent the Merger from being completed, or from being completed within the expected timeframe. Additionally, if the Merger is completed, Tesla would assume the risks and liabilities associated with litigation that SolarCity and certain members of the SolarCity Board are party to, and Tesla has agreed to indemnify the directors and officers of SolarCity following the completion of the Merger for liability arising out of the fact that each such person was a director or officer of SolarCity prior to the date of the Merger Agreement.

The defense or settlement of these Actions and any future additional litigation could be time-consuming and expensive, divert the attention of Tesla management and/or SolarCity management away from their regular business, and, if any one of these Actions or any future litigation is adversely resolved against either Tesla or SolarCity, could have a material adverse effect on their respective financial condition, results of operations or liquidity of Tesla or the Combined Company if resolved after the Merger is completed. For more information, see “The Merger—Litigation Relating to the Merger.”

Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, in consideration of the agreements made by the parties in the Merger Agreement, Tesla and SolarCity are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Tesla or SolarCity and their respective stockholders.

Until the Merger is completed, the Merger Agreement restricts each of Tesla and SolarCity from taking specified actions without the consent of the other party, and requires each of Tesla and SolarCity to operate in the ordinary course of business consistent with past practices. SolarCity is subject to a number of customary interim operating covenants relating to, among other things, its capital expenditures, incurrence of indebtedness, entry into or amendment of certain types of agreements, equity grants and changes in employee compensation. These restrictions may prevent Tesla and/or SolarCity from making appropriate changes to their respective businesses or pursuing attractive business opportunities that may arise prior to the completion of the Merger. See “The Merger Agreement—Conduct of Business” beginning on page 122 for a description of the restrictive covenants applicable to Tesla and SolarCity, respectively.

Risks Related to the Business of the Combined Company Following the Merger

Tesla is expected to incur substantial expenses related to the integration of Tesla and SolarCity.

Tesla is expected to incur substantial expenses in connection with the integration of the business, policies, procedures, operations, technologies and systems of SolarCity with those of Tesla. There are a large number of systems that must be integrated, including management information, purchasing, administrative, accounting and finance, sales, marketing, billing, payroll and benefits, installation, engineering, infrastructure and regulatory compliance, among others. While Tesla has assumed that a certain level of expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of all of the expected integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately at the present time. These integration expenses likely will result in Tesla taking significant charges against earnings following the completion of the Merger, but the amount and timing of such charges are uncertain at present, and if such charges are greater than expected, they could offset the cost synergies that Tesla expects to achieve from the Merger.

Following the Merger, the Combined Company may be unable to integrate successfully the businesses of Tesla and SolarCity and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent public companies. Following the Merger, the Combined Company will be required to devote significant management attention and resources to integrating its business practices and operations. The Combined Company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the Combined Company may encounter in the integration process include the following:

•

the inability to successfully combine the businesses of Tesla and SolarCity in a manner that permits the Combined Company to achieve the synergies anticipated to result from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with the Combined Company;
•	complexities associated with managing the combined businesses;
•	integrating personnel from the two companies;
•	creation of uniform standards, controls, procedures, policies and information systems;
•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger; and
•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

In addition, Tesla and SolarCity have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, suppliers and employees or our ability to achieve the anticipated benefits of the Merger, or could reduce the earnings or otherwise adversely affect the business and financial results of the Combined Company.

Activities undertaken during the pendency of the Merger to complete the Merger and the other transactions contemplated by the Merger Agreement may divert management attention and resources.

If the efforts and actions required of Tesla and SolarCity in order to consummate the Merger and the other transactions contemplated by the Merger Agreement are more difficult, costly or time consuming than expected, such efforts and actions could result in the diversion of each company’s management’s attention and resources or the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses, which could adversely affect the business and financial results of Tesla or SolarCity, as applicable.

In connection with the Merger and the continuing operations of the Combined Company following the Merger, Tesla may refinance a significant amount of indebtedness and otherwise require additional financing; it cannot guarantee that it will be able to obtain the necessary funds on favorable terms or at all.

Tesla may elect to refinance certain of SolarCity’s indebtedness even if not required to do so by the terms of such indebtedness. In addition, Tesla may need or want to raise additional funds for the operations of the Combined Company following the Merger. Tesla and SolarCity have been and may continue to be engaged in discussions with certain potential financing sources, including with respect to one or more credit facilities to be entered into by Tesla or SolarCity at the time of the closing of the Merger, funds from which would be used in part to make any such refinancing and to provide a source of additional funds and liquidity for the operations of the Combined Company following the Merger. However, the ability of the Combined Company to obtain such financing will depend on, among other factors, prevailing market conditions at the time of the closing of the Merger and other factors beyond the control of the Combined Company. There is no assurance that the Combined Company will be able to obtain additional financing on terms acceptable to the Combined Company, or at all.

In connection with the Merger, Tesla or one of its subsidiaries will be subject to significant additional indebtedness, which could adversely affect Tesla, including by decreasing Tesla’s business flexibility and increasing Tesla’s interest expense.

As of June 30, 2016, Tesla’s consolidated indebtedness was approximately $3.7 billion, and SolarCity’s consolidated indebtedness was approximately $3.3 billion. If the Merger is completed, Tesla expects that certain entities forming part of the Combined Company will be subject to most of the consolidated indebtedness of SolarCity, and the Combined Company may have to incur additional indebtedness in connection with any extinguishment of certain of such debt in connection with the closing of the Merger, as well as for its ongoing business needs. As a result, it is expected that the Combined Company will be subject to substantially increased indebtedness in comparison to Tesla’s indebtedness on a recent historical basis. This increased indebtedness could have the effect, among other things, of reducing Tesla’s flexibility to respond to changing business and economic conditions and increasing Tesla’s interest expense. In addition, the amount of cash required to pay interest on the Combined Company’s indebtedness following completion of the Merger, and thus the demands on the Combined Company’s cash resources, will be greater than the amount of cash required to service the indebtedness of Tesla prior to the transaction. The increased levels of indebtedness following completion of the Merger could therefore reduce funds available for working capital, capital expenditures, acquisitions and other general corporate purposes.

Tesla’s and SolarCity’s operations require substantial ongoing capital, and if financing is not available to the Combined Company on acceptable terms, if and when needed, its operations, growth and prospects could be negatively affected.

Tesla’s and SolarCity’s respective businesses are capital intensive. Following the Merger, the Combined Company is expected to incur significant costs on an ongoing basis to continue its operations, develop and manufacture its current or future products, and to pay any significant unplanned or accelerated expenses or for new significant strategic investments. For example, the Combined Company may need or seek to raise capital from third-party fund investors and lenders to help finance the deployment of SolarCity’s existing residential and commercial solar energy systems. If it is unable to do so when needed, or on desirable terms, to enable our customers’ access to our solar energy systems with little or no upfront cost, it may be unable to finance installation of our customers’ systems, or its cost of capital could increase and its liquidity may be constrained, any of which could have a material adverse effect on the Combined Company’s business, financial condition and results of operations.

Tesla may also need or want to raise additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes in connection with the Merger. Tesla’s ability to raise capital from third-party fund investors and lenders to fund its operations and growth, or to refinance its existing indebtedness, will depend on, among other factors, Tesla’s financial position and performance, as well as prevailing market conditions and other factors beyond Tesla’s control, such as any decisions by credit ratings agencies with respect to credit ratings that they may maintain with respect to Tesla. Any concerns regarding Tesla’s business and liquidity, uncertainty regarding the timing and completion of the Merger and the capital structure of SolarCity and Tesla following the Merger and general market conditions could negatively impact Tesla’s ability to access the capital markets or to raise funds on acceptable terms, or at all.

Current Tesla and SolarCity stockholders will have a reduced ownership and voting interest in the Combined Company after the Merger and will exercise less influence over the Combined Company’s management.

Current Tesla stockholders currently have the right to vote in the election of the Tesla Board and other matters affecting Tesla. Current SolarCity stockholders currently have the right to vote in the election of the SolarCity Board and on other matters affecting SolarCity. Immediately after the Merger is completed, it is expected that current Tesla stockholders will own approximately 93.1% of the Tesla Common Stock and current SolarCity stockholders will own approximately 6.9% of the outstanding shares of Tesla Common Stock after the completion of the Merger, based on the number of shares of common stock outstanding of Tesla and SolarCity as of September 23, 2016, the record date for the special meetings.

As a result of the Merger, current Tesla and SolarCity stockholders will have less influence on the Combined Company’s management and policies than they now have on the management and policies of Tesla and SolarCity, respectively.

Future equity issuances could result in dilution of the Tesla Common Stock, which could cause the price of Tesla Common Stock to decline, and future sales of Tesla Common Stock could depress the market price of Tesla Common Stock.

Tesla may from time to time in the future issue additional shares of common stock, including to finance the business of the Combined Company following the Merger. Such future issuances may be at prices that are below the prevailing or historical market price of Tesla Common Stock. Actual or anticipated issuances or sales of substantial amounts of common stock could cause the market price of Tesla Common Stock to decline and make it more difficult for Tesla to sell equity securities in the future at a time and on terms that Tesla deems appropriate. The issuance of any shares of Tesla Common Stock in the future (including after the date of this joint proxy statement/prospectus or the date of the Tesla or SolarCity Special Meetings and prior to the completion of the Merger) also would dilute the percentage ownership interest held by stockholders prior to such issuance and would reduce the percentage ownership that SolarCity stockholders would have owned in Tesla upon completion of the Merger, and any such dilution may reduce the value of the consideration that SolarCity stockholders will receive in the Merger. Further, Tesla’s ability to complete any future capital raise, including any offering of shares of Tesla Common Stock, on commercially reasonable terms is dependent on market conditions and factors which may be beyond Tesla’s control, including actual or anticipated fluctuations in Tesla’s operating results, changes in earnings estimated by securities analysts or Tesla’s ability to meet those estimates, the operating performance and stock price of comparable companies, changes to the regulatory and legal environment under which Tesla operates, and domestic and worldwide economic conditions.

The unaudited pro forma condensed combined financial data for Tesla included in this joint proxy statement/prospectus is preliminary, and Tesla’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The unaudited pro forma financial data for Tesla included in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Tesla’s actual financial position or operations would have been had the Merger been completed within the expected time frame. Tesla’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial data included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the SolarCity identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of SolarCity as of the date of the completion of the Merger. Further, the Combined Company expects to recognize a significant amount of additional goodwill in the Merger. The goodwill will be subject to annual impairment assessments and a material charge may be necessary if the results of operations and cash flows are unable to support the goodwill subsequent to the Merger. For more information see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 141.

The prospective financial forecasts for SolarCity included in this joint proxy statement/prospectus reflect SolarCity management estimates and SolarCity’s actual performance may differ materially from the prospective financial forecasts included in this joint proxy statement/prospectus.

The prospective financial forecasts for SolarCity included in this joint proxy statement/prospectus are based on assumptions of, and information available to, SolarCity at the time such prospective financial forecasts were prepared. SolarCity does not know whether the assumptions made will prove correct. Any or all of such information may turn out to be wrong. Such information can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond SolarCity’s control. Further, prospective financial forecasts of this type are based on estimates and assumptions that are inherently subject to factors such as company performance, industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of SolarCity, including the factors described under “Other Risk Factors of Tesla and SolarCity” beginning on page 48 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 34, which factors and changes may cause the prospective financial forecasts or the underlying assumptions to be inaccurate. As a result of these contingencies, there can be no assurance that the prospective financial forecasts of SolarCity will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the inclusion of the prospective financial forecasts of SolarCity in this joint proxy statement/prospectus should not be regarded as an indication that the Tesla Board, the SolarCity Board, Tesla, SolarCity, Merger Sub, Evercore, Lazard or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The prospective financial forecasts were not prepared with a view toward public disclosure or toward compliance with U.S. GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

In addition, the prospective financial forecasts have not been updated or revised to reflect information or results after the date the prospective financial forecasts were prepared or as of the date of this joint proxy statement/prospectus. For more information see the section entitled “The Merger—Certain Tesla and SolarCity Unaudited Prospective Financial Information” beginning on page 99.

The Combined Company’s future results will suffer if it does not effectively manage its expanded operations following the Merger.

Following the Merger, the size and scope of operations of the business of the Combined Company will increase beyond the current size and scope of operations of either Tesla’s or SolarCity’s current businesses. In addition, Tesla may continue to expand its size and operations through additional acquisitions or other strategic transactions. Tesla’s future success depends, in part, upon its ability to manage its expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the Tesla will be successful or that it will realize the expected economies of scale, synergies and other benefits currently anticipated from the Merger or anticipated from any additional acquisitions or strategic transactions.

The trading price of Tesla Common Stock is likely to continue to be volatile.

The trading price of Tesla Common Stock has been highly volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond Tesla’s control. Tesla’s Common Stock has experienced an intra-day trading high of $271.57 per share and a low of $141.05 per share over the last 52 weeks. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including Tesla’s, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. For example, a stockholder litigation like this was filed against Tesla in 2013. While the trial court dismissed the plaintiffs’ complaint with prejudice, this litigation (if the trial court’s order is successfully appealed) or others like it could result in substantial costs and a diversion of the attention and resources of Tesla’s management.

The shares of Tesla Common Stock to be received by SolarCity stockholders as a result of the Merger will have different rights from the shares of SolarCity Common Stock currently held by SolarCity stockholders.

Upon completion of the Merger, SolarCity stockholders will become Tesla stockholders and their rights as stockholders will be governed by Tesla’s Charter and Tesla’s Bylaws. The rights associated with Tesla Common Stock are different from the rights associated with SolarCity Common Stock. See the section entitled “Comparison of the Rights of Holders of Tesla Common Stock and Holders of SolarCity Common Stock” beginning on page 156 for a discussion of the different rights associated with Tesla Common Stock.

The market price of Tesla’s common stock may decline in the future as a result of the Merger.

The market price of Tesla Common Stock may decline in the future as a result of the Merger for a number of reasons, including if the integration of Tesla and SolarCity is unsuccessful (including for the reasons set forth in the preceding risk factor) or if Tesla fails to achieve the perceived benefits of the Merger, including financial results, as rapidly as or to the extent anticipated by financial or industry analysts. These factors are, to some extent, beyond the control of Tesla.

The Merger may not be accretive and may cause dilution to Tesla’s earnings per share, which may negatively affect the market price of Tesla Common Stock.

Tesla currently anticipates that the Merger will be accretive to earnings per share in 2016, assuming refinancing of SolarCity’s outstanding debt at or around the closing of the Merger and excluding one-time costs. This expectation, however, is based on preliminary estimates which may materially change, including the currently expected timing of the Merger. Tesla could also encounter additional transaction-related costs or other factors such as a delay in the closing of the Merger and/or the failure to realize all of the benefits anticipated in the Merger. All of these factors could cause dilution to Tesla’s earnings per share or decrease or delay the expected accretive effect of the Merger and cause a decrease in the market price of Tesla Common Stock.